EXHIBIT 12

                         HASBRO, INC. AND SUBSIDIARIES
               Computation of Ratio of Earnings to Fixed Charges
                   Six Months and Quarter Ended July 2, 1995

(Thousands of Dollars)



                                                       Six
                                                      Months        Quarter
                                                     -------        -------

Earnings available for fixed charges:
  Net earnings (loss)                               $  6,790        (14,893)
  Add:
    Fixed charges                                     20,015         10,844
    Income taxes                                       4,250         (9,324)
                                                     -------        -------
      Total                                         $ 31,055        (13,373)
                                                     =======        =======


Fixed Charges:
  Interest on long-term debt                         $ 4,683          2,193
  Other interest charges                               8,524          5,191
  Amortization of debt expense                           170             85
  Rental expense representative
   of interest factor                                  6,638          3,375
                                                     -------        -------
      Total                                         $ 20,015         10,844
                                                     =======        =======

Ratio of earnings to fixed charges (a)                  1.55              -
                                                     =======        =======

(a) During the second quarter, the Company recorded a $31,100 pretax charge related to the discontinuance of efforts to develop a mass-market virtual reality game system. As a result, second quarter earnings were inadequate by $24,217 to cover fixed charges.